Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-273277
Supplementing the Preliminary Prospectus
Supplement, dated February 12, 2026 and the
Base Prospectus, dated July 17, 2023

Pricing Term Sheet
February 12, 2026

Concentrix Corporation

$600,000,000 6.500% Senior Notes due 2029

This pricing term sheet is qualified in its entirety by reference to the preliminary prospectus supplement, dated as of February 12, 2026 (the “preliminary prospectus supplement”), and the related base prospectus, dated July 17, 2023 (the “base prospectus” and, together with the preliminary prospectus supplement, including the documents incorporated by reference in the preliminary prospectus supplement and the base prospectus, the “prospectus”) of Concentrix Corporation. The information in this pricing term sheet supplements the preliminary prospectus supplement and updates and supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with the information in the preliminary prospectus supplement. Capitalized terms used and not defined herein have the meanings assigned in the prospectus.

Issuer:	Concentrix Corporation

Notes Offered:	6.500% Senior Notes due 2029 (the “Notes”)

Expected Security Ratings*:	Baa3 (Moody’s) / BBB- (S&P) / BBB (Fitch)

Distribution:	SEC Registered

Trade Date:	February 12, 2026

Settlement Date:	February 24, 2026 (T+7)**

Principal Amount:	$600,000,000

Maturity Date:	March 1, 2029

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2026

Record Dates:	February 15 and August 15

Coupon:	6.500%

Issue Price to Public:	99.966% of the principal amount, plus accrued interest, if any, from February 24, 2026

Gross Proceeds:	$599,796,000

Yield to Maturity:	6.512%

Spread to Benchmark Treasury:	T+300 bps

Benchmark Treasury:	3.500% UST due January 15, 2029

Benchmark Treasury Price/Yield:	99-30 7/8 / 3.512%

Optional Redemption:	Prior to February 1, 2029, make-whole call at T+50bps

Par Call:	Callable on or after February 1, 2029 at 100%

Interest Rate Adjustment:
The interest rate payable on the Notes will be subject to adjustment from time to time if any of Moody’s, S&P or Fitch (or, in each case, a substitute rating agency therefor), downgrades (or subsequently upgrades) the debt rating applicable to the Notes, as set forth under the caption “Description of the Notes—Interest Rate Adjustment” in the preliminary prospectus supplement.

Use of Proceeds:
We intend to use the net proceeds from the sale of the Notes, together with other available funds, as necessary, to redeem or otherwise repay at or prior to maturity all or a portion of our 6.650% Senior Notes due August 2, 2026 (the “2026 Notes”), of which $800 million aggregate principal amount is outstanding as of the date hereof, and pay related fees and expenses.

Conflicts of Interest:
Certain of the underwriters and/or their respective affiliates and associated persons may own a portion of the 2026 Notes. If any of the underwriters, together with their respective affiliates and associated persons, receive at least 5% of the net proceeds from this offering, not including underwriting compensation, as a result of our intended use of the net proceeds from the sale of the Notes, such underwriters will be deemed to have a “conflict of interest” within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA Rule 5121”). However, pursuant to FINRA Rule 5121, the appointment of a qualified independent underwriter is not necessary in connection with this offering because the notes are “investment grade rated” as defined by FINRA Rule 5121.

CUSIP/ISIN:	20602DAD3 / US20602DAD30

Denominations/Multiple:	The Notes will be issued in minimum denominations of $2,000 and in integral multiples of $1,000 in excess thereof.

Joint Book-Running Managers:
BofA Securities, Inc.
J.P. Morgan Securities LLC
BNP Paribas Securities Corp.
Citigroup Global Markets Inc.
HSBC Securities (USA) Inc.
PNC Capital Markets LLC
TD Securities (USA) LLC
Truist Securities, Inc.
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

Co-Managers:	Fifth Third Securities, Inc. Goldman Sachs & Co. LLC MUFG Securities Americas Inc. Standard Chartered Bank

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** We expect that delivery of the Notes will occur on February 24, 2026, which is seven business days after the date hereof (such settlement cycle being referred to as “T+7”).  Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, generally requires that securities trades in the secondary market settle in one business day, unless the parties to a trade expressly agree otherwise.  Accordingly, purchasers who wish to trade any of the Notes prior to the first business day before settlement will be required, by virtue of the fact that the Notes will settle in T+7, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.  Such purchasers should also consult their own advisors in this regard.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the prospectus supplement for the offering and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related prospectus supplement if you request it by contacting BofA Securities, Inc. toll-free at 1 (800) 294-1322 or J.P. Morgan Securities LLC collect at 1 (212) 834-4533.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.